Free Writing Prospectus pursuant to Rule 433 dated April 12, 2023

Registration Statement No. 333-269296

Autocallable Contingent Coupon Index-Linked Notes due

OVERVIEW

If on any coupon observation date, the closing level of each of the S&P 500® Index and the Russell 2000® Index is greater than or equal to its coupon trigger level, you will receive on the applicable coupon payment date a coupon for each $1,000 face amount of your note equal to $10.625 (1.0625% monthly, or the potential for up to 12.75% per annum).

Your note (CUSIP: 40057RHA9) will be automatically called before the stated maturity date if the closing level of each underlier on any coupon observation date commencing in October 2023 and ending in June 2024 is greater than or equal to its initial underlier level. If your note is called, you will receive the face amount of your note plus a coupon on the applicable coupon payment date (even if a trigger event, described below, has occurred prior to the relevant coupon observation date).

If your note has not been called and a trigger event has not occurred, at maturity you will receive the face amount of your note plus a coupon payment. A trigger event will occur if the closing level of any underlier is less than its trigger level of 75% of its initial underlier level on any day during the measurement period. Regardless of the level of the underliers on the determination date, you will never receive more than the face amount of your note at maturity, plus a coupon. A trigger event may occur on any trading day during the measurement period and the occurrence of such event on any day, other than a coupon observation date, does not affect your ability to receive coupons nor the automatic call feature of your note.

If your note has not been called and a trigger event has occurred, at maturity you will receive an amount based on the underlier with the lowest underlier return. You will only receive a coupon payment if the conditions for receiving such payment described above are met. If a trigger event has occurred, you will lose the face amount of your note on a one-for-one basis based on any negative return of the lesser performing underlier (a 10% negative underlier return on the lesser performing underlier will result in the loss of 10% of the face amount of your note at maturity).

A purchaser of these notes in the secondary market should determine if a trigger event has already occurred.  The occurrence of a trigger event could affect both the secondary market trading price of these notes or the amount that a holder of the notes will receive at maturity.

You should read the accompanying preliminary pricing supplement dated April 12, 2023, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057RHA9 / US40057RHA95
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underliers (each individually, an underlier):	the S&P 500® Index (current Bloomberg symbol: “SPX Index”) and the Russell 2000® Index (current Bloomberg symbol: “RTY Index”)
Trade date:	expected to be April 28, 2023
Settlement date:	expected to be May 3, 2023
Determination date:	expected to be July 29, 2024
Stated maturity date:	expected to be August 1, 2024
Payment amount at maturity (for each $1,000 face amount of your notes):

•If a trigger event has not occurred, $1,000, plus a coupon payment; or

•If a trigger event has occurred, either:

oIf the underlier return of each underlier is greater than or equal to zero, $1,000, plus a coupon payment.

oIf the underlier return of any underlier is negative, (a) $1,000, plus (b) $1,000 multiplied by the lowest of such underlier returns, plus a coupon payment if the final underlier level of each underlier is greater than or equal to its coupon trigger level on the final coupon observation date

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level
Initial underlier level:	with respect to an underlier, the closing level of such underlier on the trade date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date
Underlier return:	with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage
Lesser performing underlier return:	the underlier return of the lesser performing underlier
Lesser performing underlier:	the underlier with the lowest underlier return
Trigger event:	the closing level of any underlier has declined, as compared to its initial underlier level, by more than the trigger buffer amount on any trading day during the measurement period
Trigger buffer amount:	25%
Measurement period:

the period from but excluding the trade date to and including the determination date, excluding any date or dates on which the calculation agent determines that a market disruption event with respect to any underlier occurs or is continuing or that the calculation agent determines is not a trading day with respect to any underlier

Coupon (for each $1,000 face amount of your notes):

•if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level, $10.625 (1.0625% monthly, or the potential for up to 12.75% per annum); or

•if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, $0

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

Coupon trigger level:	for each underlier, 75% of its initial underlier level
Call observation dates:	expected to be each coupon observation date commencing in October 2023 and ending in June 2024
Call payment dates:	expected to be the third business day after each call observation date
Coupon observation dates:	expected to be the 28th day of each month (provided that the coupon observation date for July 2024 is expected to be July 29, 2024), commencing in May 2023 and ending in July 2024
Coupon payment dates:	expected to be the third business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date)
Estimated value range:	$900 to $930 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show hypothetical performances of each underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	80%	45%	$0
Second	90%	100%	$10.625
Third	110%	40%	$0
Fourth	75%	55%	$0
Fifth	70%	50%	$0
Sixth	80%	45%	$0
Seventh	75%	55%	$0
Eighth	70%	50%	$0
Ninth	75%	55%	$0
Tenth	75%	30%	$0
Eleventh	50%	115%	$0
Twelfth - Fifteenth	90%	35%	$0
		Total Hypothetical Coupons	$10.625

In Scenario 1, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing level of each underlier on the second hypothetical coupon observation date is greater than or equal to its coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $10.625.  Because the hypothetical closing level of one underlier on all other hypothetical coupon observation dates is less than its coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	50%	115%	$0
Second	90%	35%	$0
Third	45%	70%	$0
Fourth	55%	90%	$0
Fifth	75%	30%	$0
Sixth	50%	115%	$0
Seventh	90%	35%	$0
Eighth	45%	70%	$0
Ninth	55%	90%	$0
Tenth	75%	30%	$0
Eleventh	45%	70%	$0
Twelfth - Fifteenth	75%	30%	$0
		Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing level of one underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	15%	30%	$0
Second	55%	90%	$0
Third	75%	30%	$0
Fourth	55%	90%	$0
Fifth	55%	90%	$0
Sixth	130%	105%	$10.625
		Total Hypothetical Coupons	$10.625

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

In Scenario 3, the hypothetical closing level of each underlier is less than its coupon trigger level on the first five hypothetical coupon observation dates, but increases to a level that is greater than its initial underlier level on the sixth hypothetical coupon observation date. Because the hypothetical closing level of each underlier is greater than or equal to its initial underlier level on the sixth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $10.625, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level)	Hypothetical Payment Amount at Maturity if the Notes Have Not Been Automatically Called on a Call Observation Date (as Percentage of Face Amount)
	Trigger Event Has Not Occurred	Trigger Event Has Occurred
175.000%	100.000%*	100.000%*
150.000%	100.000%*	100.000%*
125.000%	100.000%*	100.000%*
100.000%	100.000%*	100.000%*
99.999%	100.000%*	99.999%*
90.000%	100.000%*	90.000%*
85.000%	100.000%*	85.000%*
80.000%	100.000%*	80.000%*
75.000%	100.000%*	75.000%*
74.999%	N/A	74.999%
40.000%	N/A	40.000%
25.000%	N/A	25.000%
10.000%	N/A	10.000%
0.000%	N/A	0.000%

* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 33, general terms supplement no. 8,999 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 33, general terms supplement no. 8,999 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 33, general terms supplement no. 8,999 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated April 12, 2023
•	General terms supplement no. 8,999 dated February 13, 2023
•	Underlier supplement no. 33 dated February 23, 2023
•	Prospectus supplement dated February 13, 2023
•	Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 8,999, accompanying underlier supplement no. 33, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,999, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 33, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Notes
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of an Underlier
▪	You May Not Receive a Coupon on Any Coupon Payment Date
▪	Your Notes Are Subject to Automatic Redemption
▪	The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪	The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	Risks Related to Tax
▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 8,999:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 33:

Additional Risks Relating to Securities Linked to Underliers that are Equity Indices

▪

If Your Securities Are Linked to an Equity Index, the Policies of the Applicable Underlier Sponsor and Changes that Affect Such Underlier, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

▪

If Your Securities Are Linked to an Equity Index, Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Applicable Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Issuers of the Underlier Stocks, There Is No Affiliation Between the Issuers of the Underlier Stocks or Such Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

For details about the license agreement between each underlier sponsor and the issuer, see “The Underliers ─ S&P 500® Index” and “The Underliers ─ Russell 2000® Index” on pages S-106 and S-78 of the accompanying underlier supplement no. 33, respectively.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.